Caterpillar Inc. 100 NE Adams Street Peoria, Illinois 61629-6490
August 30, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
Washington, D.C. 20549
Attention: Brian Cascio, Accounting Branch Chief

Re:     Caterpillar Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 15, 2017
File No. 001-00768

Ladies and Gentlemen:

Caterpillar Inc. (“Caterpillar”) hereby responds to the comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated August 17, 2017 (the “Comment Letter”) regarding Caterpillar’s response to comments submitted on July 21, 2017. Such comments relate to Caterpillar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by Caterpillar’s response.

Form 10-K for the fiscal year ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Income Taxes, page 57

COMMENT:

1.
We note your response to comment 5. To allow a better understanding of the implications of uncertainties associated with estimates underlying your unrecognized tax benefits, please revise this section in future filings to disclose that no amount related to the proposed IRS adjustments of $2 billion is reflected in unrecognized tax benefits. Refer to Section V of SEC Release No. 33-8350 for additional guidance.

CATERPILLAR RESPONSE:

We note the Staff’s comment, and in future filings we will revise our disclosure substantially in the form set forth below:

“For tax years 2007 to 2012 including the impact of a loss carryback to 2005, the IRS has proposed to tax in the United States profits earned from certain parts transactions by CSARL based on the IRS examination team’s application of “substance-over-form” or “assignment-of-income” judicial doctrines. We are vigorously contesting the proposed increases to tax and penalties for these years of approximately $2 billion. We believe that the relevant transactions complied with applicable tax laws and did not violate judicial doctrines. The purchase of parts by CSARL from unrelated parties and the subsequent sale of those parts to unrelated dealers outside the United States have substantial legal, commercial, and economic consequences for the parties involved. Therefore, we have concluded that the largest amount of benefit that is more likely than not to be sustained related to this position is the entire benefit. As a result, no amount related to these IRS adjustments is reflected in unrecognized tax benefits. We have filed U.S. income tax returns on this same basis for years after 2012. We currently believe the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.”

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If you need any further information, please contact Jananne A. Copeland, Chief Accounting Officer by phone at (309) 675-4437 or by email at Copeland_Janie_A@Cat.com or Chad Wiener, Corporate Securities Counsel and Assistant Corporate Secretary by phone at (224) 551-4052 or by email at Wiener_Chad_J@Cat.com.

Sincerely,

CATERPILLAR INC.

By:	/s/ Jananne A. Copeland
Jananne A. Copeland
Chief Accounting Officer